

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Keith Goldan
Chief Financial Officer
Syndax Pharmaceuticals Inc
35 Gatehouse Drive, Building D, Floor 3
Waltham, Massachusetts 02451

> **Re: Syndax Pharmaceuticals Inc**
> **Form 10K for Fiscal Year Ended December 31, 2022**
> **File No. 001-37708**

Dear Keith Goldan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences